Mail Stop 4561

October 2, 2006

Lawrence F. Probst III
Chairman of the Board and
   Chief Executive Officer
Electronic Arts Inc.
209 Redwood Shores Parkway
Redwood City, CA 94065

      Re: Electronic Arts Inc.
             Form 10-K for Fiscal Year Ended March 31, 2006
             Filed June 12, 2006
             Forms 8-K Filed on May 3, 2006 and August 2, 2006
             File No. 000-17948

Dear Mr. Probst:

      We have reviewed your response letter dated August 15, 2006 and the above referenced filings and have the following additional comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended March 31, 2006

Notes to Consolidated Financial Statements

Note (9) Commitments and Contingencies

Lease Commitments and Residual Value Guarantees, page 89

1.   We note your response to prior comment number 2 from our letter dated July 11, 2006. You indicate that the residual value guarantees in each lease have not been modified since the original lease agreements were executed. However, we note

your disclosures on page 81 in the Form 10-K for the fiscal year ended March 31, 2005 indicating that you have guaranteed residual values of up to $129 million and $119 million for the Phase One Lease and Phase Two Lease, respectively. We further note from your disclosures in your periodic reports beginning with your Form 10-K for the fiscal year ended March 31, 2006 that the amount of the residual value guarantees are $117 million and $105 million, respectively. Explain why the amount of the residual value guarantee has changed and why these do not represent modifications of the guarantees requiring the application of the recognition and measurement guidance of FIN 45.

Form 8-K filed August 2, 2006

2.   We note your response to prior comment number 5 from our letter dated July 11, 2006. Your response provides justification for excluding certain financial measures since it is useful information to investors regarding the Company's financial condition and results of operations. Tell us what consideration you gave to expanding your discussion of the usefulness of non-GAAP financial measures on pages 2 and 3 of your press release to include the information supplementally provided and to address the additional disclosure guidance of Question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures. Also confirm that you will include enhanced disclosure in future press releases where justification for the use of non-GAAP financial measures is required.

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

        You may contact Jason Niethamer at 202-551-3855, Melissa Walsh at 202-551-3224 or me at 202-551-3730 if you have questions regarding the above comments.

                                        Sincerely,

                                        Stephen Krikorian
                                        Accounting Branch Chief